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                                  EXHIBIT 99.1

                     CENTERSPAN COMMUNICATIONS CORPORATION

                                  RISK FACTORS

    Before investing in our common stock, you should consider carefully the following factors, as well as the information contained in the rest of this prospectus and in the documents we incorporate by reference.

AS A RESULT OF THE SALE OF OUR HARDWARE BUSINESS ASSETS, OUR REVENUES WILL
  DECLINE SUBSTANTIALLY AND INITIALLY DEPEND PRIMARILY UPON THE SALE OF TWO PRODUCTS

    We have historically derived nearly all of our revenues from the sale of game controller hardware products. In October 1999, we sold our hardware business assets to Guillemot Corporation, and our product offerings are currently limited to our Talk n' Play and iConference software products. Revenues from sales of our Talk n' Play and iConference products, first shipped in January and June 1999, respectively, have been minor to date. As a result, our revenues will decrease substantially as a result of the sale of the hardware business assets and will depend primarily upon the sale of our two software products and any additional products we may develop in the future. Sales of these products may not be substantial.

WE ARE COMPETING IN A NEW MARKET, WHICH MAY NOT DEVELOP OR WHERE WE MAY FAIL TO
  GAIN MARKET ACCEPTANCE OF OUR PRODUCTS

    The market for Internet community, collaboration and communications products is new and rapidly evolving. As is common in rapidly evolving markets, demand and market acceptance for recently introduced products are subject to high levels of uncertainty and risk. If this new market fails to develop, develops more slowly than expected or becomes saturated with competitors, or our products do not achieve or sustain market acceptance, it could have a material adverse effect on our business, results of operations, and financial condition.

WE MAY NOT BE ABLE TO DEVELOP ACCEPTABLE NEW PRODUCTS OR ENHANCEMENTS TO OUR
  EXISTING PRODUCTS AT THE RATE REQUIRED BY OUR RAPIDLY CHANGING MARKET, WHICH COULD ADVERSELY AFFECT US

    Our future success depends upon our ability to address the rapidly changing needs of our customers by developing and introducing high quality products, product enhancements, and services on a timely basis and by keeping pace with technological developments and emerging industry standards. The markets for our products are rapidly evolving. Failure to develop and release enhanced or new products, or delays or

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quality problems in doing so, could have a material adverse effect on our business, results of operations, and financial condition.

OUR SUCCESS DEPENDS ON INCREASING MARKET AWARENESS OF OUR BRAND NAMES, WHICH MAY
  NOT OCCUR

    We changed our name to CenterSpan Communications Corporation in connection with the sale of our hardware business assets in October 1999. We market our products under the brand name WeCanTalk.com. Developing and maintaining awareness of the CenterSpan Communications and WeCanTalk.com brand names is a significant factor in achieving widespread acceptance of our Internet communications solutions. The failure to successfully promote our brand names could have a material adverse effect on our business, results of operations, and financial condition. Due in part to the emerging nature of the Internet communications market [and the substantial resources available to many of our competitors], there may be a time-limited opportunity to achieve and maintain a significant market presence. Successfully promoting and positioning the CenterSpan Communications and WeCanTalk.com brands will depend largely on the effectiveness of our marketing efforts and our ability to develop reliable and useful products at competitive prices. We will need to invest substantially in such efforts. We may not be successful in creating and maintaining brand awareness among potential customers.

BECAUSE OUR PRODUCTS DEPEND UPON TECHNOLOGY LICENSED FROM THIRD PARTIES, THE
  LOSS OF ACCESS TO SUCH TECHNOLOGY COULD ADVERSELY AFFECT US

    Our products currently depend upon technologies developed by third parties, primarily Intel Corporation, which are outside our control. Any lack of commercial acceptance of the third parties' technologies or of our continued access to these technologies could have a material adverse effect on the commercial acceptance of our products and on our business, results of operations, and financial condition.

THE PURCHASE PRICE FOR THE SALE OF OUR HARDWARE BUSINESS ASSETS IS SUBJECT TO
  DOWNWARD ADJUSTMENTS, WHICH, IF TRIGGERED, COULD RESULT IN REDUCED PROCEEDS TO US

    The purchase price for the sale of our hardware business assets to Guillemot Corporation is subject to several adjustments. These adjustments could result in reduced proceeds to us from the sale of the assets. Any significant decrease in sale proceeds could adversely affect our ability to implement our further expansion into software products markets. The purchase price for the assets will be adjusted downward if Guillemot experiences high levels of inventory return costs, price protection costs, or uncollectible accounts receivable. The purchase price is also subject to adjustment if our inventory and accounts receivable levels at the end of July 1999 differ in the aggregate by more than $160,000 from May 31, 1999 levels. An additional downward adjustment to the purchase price of up to $500,000 will occur if the National Association for Stock Car Auto Racing, Inc. does not modify and extend or renew our existing license agreement to allow Guillemot to sell our NASCAR-branded products.

BECAUSE PERIOD-TO-PERIOD FLUCTUATIONS IN OUR REVENUE ARE DIFFICULT TO PREDICT,
  YOU SHOULD NOT RELY ON REVENUE FOR A GIVEN PERIOD AS AN INDICATOR OF REVENUE FOR FUTURE PERIODS

    Because of the emerging nature of our Internet communications solutions business, we may be unable to accurately forecast our revenues. Traditionally, our revenue, which was derived primarily from our hardware business, has fluctuated, and it will likely continue to fluctuate, significantly from period to period. Because these fluctuations are difficult to predict, you should not rely on our revenue for a given period as an indicator of revenue for future periods. The factors listed below determine our revenue for a given period and make forecasting future revenue difficult.

    - The amount and timing of operating costs and capital expenditures relating to development and expansion of our business;

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    - The volume and timing of orders received during a period, with customers generally ordering on an as-needed basis;

    - The timing of new or enhanced product introductions by us and our competitors;

    - The impact of price competition on our average selling prices; and

    - Changes in product or distribution channel mix.

    As a result of these factors and other factors generally beyond our control, fluctuations in revenue may not be identifiable until at or near the end of a period.

ALTHOUGH WE DO NOT HAVE FIRM SALES FORECASTS, WE MUST PLAN OUR EXPENDITURES FAR
  IN ADVANCE, WHICH MAY MAGNIFY THE EFFECT OF REVENUE SHORTFALLS IN ANY GIVEN PERIOD

    Notwithstanding the difficulty in forecasting future sales, we generally must undertake our development, sales and marketing activities and other commitments months in advance. Accordingly, the effect of shortfalls in revenue may be magnified due to our inability to adjust expenses during a quarter to match the level of revenue for the quarter, which could have a material adverse effect on our business, results of operations, and financial condition.

[SEASONAL FLUCTUATIONS IN OUR OPERATING RESULTS MAY RESULT IN VOLATILITY IN THE
  MARKET PRICE OF OUR STOCK.

    We have generally experienced seasonality in our operating results. Our revenues have typically been substantially higher in the fourth quarter of the year, reflecting traditional retail seasonality patterns. We expect the seasonal pattern of our revenue to continue as we expand our Internet communications solutions business. This seasonality may result in quarter to quarter volatility in the market price of our stock.]

SHORTER THAN EXPECTED PRODUCT LIFE CYCLES MAY RESULT IN DEPRESSED REVENUES AND
  GROSS MARGINS IN AFFECTED PERIODS

    From time to time we or our competitors may introduce products, features, or technologies that could render our existing products less competitive or obsolete. This could cause potential customers to defer their decision to buy or determine not to buy our products. If a product's life is shorter than expected, unexpected sales decreases and distribution channel inventory returns and end-of-life and obsolete inventory would depress our revenue and gross margin in the affected periods.

THE INTENSE COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED SALES OF OUR PRODUCTS
  AND REDUCED PROFITS

    The markets for our products are intensely competitive and are likely to become even more competitive. Increased competition may result in pricing pressures, reduced sales, reduced margins, or the failure of products to achieve or maintain market acceptance. Any of these factors could have a material adverse effect on our business, results of operations, and financial condition. Many of our competitors have greater name recognition, access to larger customer bases, and substantially greater financial, technical, marketing, distribution, service, support, and other resources than we have. Consequently, these competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards, or customer requirements.

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THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS AND DECREASE THE
  VALUE OF YOUR INVESTMENT

    Our success depends largely upon the continued services of our executive officers and other key management and development personnel. The loss of the services of one or more of our executive officers, engineering personnel, or other key employees could have a material adverse effect on our business, results of operations, and financial condition. Our employees are employed on an "at will" basis and could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees.

OUR FAILURE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL COULD ADVERSELY AFFECT
  OUR BUSINESS AND DECREASE THE VALUE OF YOUR INVESTMENT

    Our future success also depends on our ability to attract and retain highly qualified personnel. We may not be successful in attracting or retaining qualified personnel, which could have a material adverse effect on our business, results of operations, and financial condition. The competition for qualified personnel in the computer software markets is intense, and we may be unable to attract, assimilate, or retain additional highly qualified personnel in the future. We attempt to hire engineers with high levels of experience in designing and developing software products in time-pressured environments. There is a limited number of qualified software engineers in our geographic location, resulting in intense competition for their services.

WE MAY NEED TO ACCESS ADDITIONAL FUNDS TO FINANCE ONGOING OPERATIONS, WHICH MAY
  REQUIRE US TO COMMIT SIGNIFICANT AMOUNTS OF CAPITAL TO DEBT SERVICE AND COULD RESULT IN DILUTION TO OUR SHAREHOLDERS

    As of September 30, 1999, we believe that available funds will be adequate to meet our anticipated cash needs during the next 12 months. However, additional capital beyond the amounts currently forecast by us may be required and may not be available on reasonable terms, if at all. Additional financing may involve public or private offerings of debt or equity securities, and may include bank debt. Debt financing may increase our leveraged position, require us to devote significant cash to service debt and limit funds available for working capital, capital expenditures, and general corporate purposes. Any of these results could increase our vulnerability to adverse economic and industry conditions and competitive pressures. Equity financing may cause additional dilution to purchasers of our common stock.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH COULD RESULT IN
  COMPETITORS OBTAINING ACCESS TO PROPRIETARY INFORMATION

    We regard substantial elements of our products as proprietary and attempt to protect them by relying on [patent,] trademark, service mark, copyright, and trade secret laws and restrictions, as well as confidentiality procedures and contractual provisions. Any steps we take to protect our intellectual property may be inadequate, time consuming, and expensive. In addition, despite our efforts, we may be unable to prevent third-parties from infringing upon or misappropriating our intellectual property. Any infringement or misappropriation could have a material adverse effect on our business, results of operations, and financial condition. [Currently issued patents or any new patent applications may not provide us with any competitive advantages, or may be challenged by third parties.] Effective trademark, copyright, and trade secret protection may not be available in every country in which our products are distributed. In addition, our competitors may independently develop similar technology that substantially limits the value of our intellectual property.

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OTHERS MAY BRING INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS AGAINST US, WHICH
  COULD REQUIRE SIGNIFICANT RESOURCES TO DEFEND AND COULD LEAD TO RESTRICTIONS ON OUR CURRENT OPERATIONS

    In addition to the technology we have developed internally, we also have acquired or licensed technologies from other companies. Our internally developed technology or the technology we acquired or licensed may infringe on a third party's intellectual property rights and third parties may bring claims against us alleging infringement of their intellectual property rights. Any infringement or claim of infringement could have a material adverse affect on our business, result of operations, and financial condition.

    In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We are not currently involved in any intellectual property litigation. We may, however, be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These potential claims and any resulting litigation could subject us to significant liability for damages and invalidation of our proprietary rights. Any litigation involving intellectual property, regardless of its success, likely would be time-consuming and expensive to defend and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

    - Cease selling, incorporating, or using products or services that incorporate the challenged intellectual property;

    - Obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; and

    - Redesign those products or services that incorporate the technology at issue.

    Any of these results could have a material adverse effect on our business, results of operations, and financial condition.

PRODUCT DEFECTS COULD LEAD TO LOSS OF CUSTOMERS

    The occurrence of errors or failures in our products could result in adverse publicity, loss of or delay in market acceptance, or claims by customers against us, any of which could have a material adverse effect on our business, results of operations, and financial condition.

    Our products and product enhancements are very complex and may from time to time contain errors or result in failures that we did not detect or anticipate when introducing our products or enhancements to the market. The Internet communications solutions environment is characterized by a wide variety of non-standard configurations that make pre-release testing for compatibility errors very difficult and time consuming. Despite our testing, errors may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers.

FAILURE TO EXPAND OUR SALES OPERATIONS AND CHANNELS OF DISTRIBUTION WOULD LIMIT
  OUR GROWTH

    In order to increase our future market share and revenue, we will need to expand our direct and indirect sales operations and channels of distribution. Failure to do so could have a material adverse effect on our business, results of operations, and financial condition. [We need to expand our relationships with domestic and international channel partners, distributors, systems integrators, on-line and other resellers, and other partners to build our indirect sales channel. We must also continue to expand and maintain strategic relationships with key hardware and software vendors, distributions partners, and customers.] We may not be able to establish partnerships or maintain them after they are established. Failure to maintain our current distribution channels, to adjust to changes in distribution patterns or to establish or maintain channel partnerships may have a material adverse effect on our business, results from operations or financial condition.

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OUR SUCCESS DEPENDS ON CONTINUED USE AND EXPANSION OF THE INTERNET

    Continued expansion in the sales of our Internet communications solutions will depend upon the adoption of the Internet as a widely used medium for commerce and communication. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for our Internet communications solutions could be significantly reduced, which could have a material adverse effect on our business, results of operations, and financial condition. The Internet may not prove to be a viable medium for communications because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of complementary products, such as high speed modems. The Internet infrastructure may not be able to support the demands placed on it by continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease of use, accessibility, and quality of service.

OUR SALES MAY DECLINE IF WE ARE UNABLE TO ADOPT OUR PRODUCTS TO CHANGES IN
  INTERNET TECHNOLOGY

    Even if the infrastructure, standards, or protocols of the Internet, or complementary services, products, or facilities, are developed, we may be required to make significant expenditures to adapt new or existing products to changing or emerging technologies. For example, if Internet-based formats were to change, our communications solutions may not function as designed, and we may incur significant expense in developing new products that would be compatible with the new formats. We may not be successful in either developing these products or timely introducing them to the market. Any such changes in technology could have a material adverse effect on our business, results of operations, and financial condition.

THE CONVERSION PRICE OF OUR CONVERTIBLE DEBENTURES MAY FLUCTUATE, WHICH COULD
  REQUIRE US TO ISSUE A GREATER NUMBER OF SHARES UPON CONVERSION AND RESULT IN DILUTION TO OUR SHAREHOLDERS.

    On June 9, 1999, we sold to two investors $6 million aggregate principal amount of our zero coupon convertible debentures due June 9, 2002. The conversion price of the debentures depends upon the relevant average closing bid price of our common stock for a given period. In essence, the conversion price of the debentures ensures that the investors will receive at least a 12.5% return on their investment. Fluctuations in the conversion price of the debentures could require us to issue a significantly greater number of shares of our common stock upon conversion of the debentures. The issuance of these shares could have a substantial dilutive effect on our common stock.

    The following table sets forth the maximum number of shares that we would be required to issue to the investors upon full exercise of the convertible debentures if the relevant average closing bid price was at different levels for the applicable period, including if the relevant average closing bid price was
$      per share, the closing sale price of our common stock on October   ,
1999.

                            AVERAGE CLOSING BID PRICE
AVERAGE CLOSING BID PRICE      AS A PERCENTAGE OF         TOTAL SHARES ISSUED UPON
        PER SHARE             10/ /99 CLOSING PRICE     CONVERSION OF THE DEBENTURES
-------------------------   -------------------------   ----------------------------
         $                             100%
         $                              75%
         $                              50%
         $                              25%

SALES OF OUR COMMON STOCK MAY REDUCE THE MARKET PRICE OF OUR STOCK

    Sales of substantial amounts of our common stock in the public market by existing shareholders or further issuances of capital stock by us could adversely affect the price of our common stock. Any decline in the market price of our common stock could encourage short sales of our common stock, material

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amounts of which could place further downward pressure on the price of our stock. As of September 30, 1999, substantially all of the outstanding shares of our common stock were freely tradable under federal securities laws to the extent that they are not held by our affiliates.

THE MARKET PRICE FOR OUR COMMON STOCK, LIKE OTHER TECHNOLOGY STOCKS, MAY BE
  VOLATILE

    The value of your investment in CenterSpan Communications could decline due to the impact of any of the following factors upon the market price of our common stock:

    - Variations in our actual and anticipated operating results;

    - Changes in our earnings estimates by analysts;

    - Our failure to meet analysts' performance expectations; and

    - Lack of liquidity.

    The stock markets have recently experienced stock price and volume volatility that has affected companies' stock prices. The stock markets may continue to experience volatility that may adversely affect the market price of our common stock. Stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to their operating performance. Fluctuations such as these may affect the market price of our common stock.

SOME OF OUR PRODUCTS MAY NOT BE YEAR 2000 COMPLIANT, WHICH COULD RESULT IN
  CUSTOMER DISSATISFACTION, CLAIMS AGAINST US OR BUSINESS INTERRUPTIONS

    We are currently reviewing our products, internal systems and infrastructure in order to identify and modify those products and systems that are not year 2000 compliant. We expect any required modification to be made on a timely basis and do not believe that the cost of any modification will have a material adverse effect on our operating results. However, increased costs associated with implementation of any modifications and the inability to implement these modifications could have a material adverse effect on our business, results of operations, and financial condition. In addition, if our suppliers, vendors, major distributors, or partners fail to correct their year 2000 problems, their failure could result in an interruption in, or a failure of, our normal business activities or operations. These failures could have a material adverse effect on our business, results of operations, and financial condition.